J. Thomas Cookson

Akerman LLP

One Southeast Third Avenue

Suite 2500

Miami, FL 33131-1714

Tel: 305.374.5600

Fax: 305.374.5095

April 17, 2015

VIA EDGAR

Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medytox Solutions, Inc.
Item 4.01 on Form 8-K
Filed March 19, 2015 File No. 0-54346

Dear Ms. Meadows:

Medytox Solutions, Inc. (the "Company") hereby responds to the Commission Staff's comment letter, dated April 7, 2015, regarding the Company's Form 8-K filed on March 19, 2015.

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

Item 4.01 8-K Filed March 19, 2015

1.	You disclose that Travis Green, the managing partner of Green & Company, was previously a partner with DKM Certified Public Accountants (“DKM”), the Company’s prior independent registered public accounting firm through October 2, 2014. You also disclose that the Company regularly consulted with DKM in regards to accounting, auditing or financial reporting issues as DKM rendered its services. Please describe Mr. Green’s involvement with any of these services and describe the services in reasonable detail, including whether they were pre-approved by the audit committee if separate and unrelated to the audit work performed.

Mr. Green was employed by DKM Certified Public Accountants (“DKM”) during 2012, 2013  and 2014.  Mr. Green was a member of the DKM assurance team that (i) reviewed the Company’s interim financial statements for the first, second and third quarters of 2013 and for the first and second quarters of 2014 and (ii) audited the Company’s financial statements for the year ended December 31, 2013.  The services provided by Mr. Green were neither separate nor unrelated services to the audit and interim review work performed by DKM.

* * * * *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 982-5560.

Sincerely,

AKERMAN LLP

/s/ J. Thomas Cookson

J. Thomas Cookson

cc:	Seamus Lagan, Chief Executive Officer
Medytox Solutions, Inc.

EXHIBIT A

MEDYTOX SOLUTIONS, INC.

400 S. Australian Avenue

West Palm Beach, FL 33401

Tel: 561-855-1626

April 17, 2015

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated April 7, 2015, Medytox Solutions, Inc. acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
MEDYTOX SOLUTIONS, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer